

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Gerhard Jacobs
Rockwell Diamonds Inc.
Level 1, Wilds View, Island of Houghton
Corner Carse O'Gowrie & Boundary Road
Houghton Estate, Johannesburg 2198
P.O. Box 3011 Houghton, South Africa, 2041

   Re: **Rockwell Diamonds Inc.**
      Form 40-F for the Fiscal Year Ended February 29, 2008
      Form 20-F for the Fiscal Year Ended February 28, 2009
      Form 20-F for the Fiscal Year Ended February 28, 2010
      File No. 000-30588

Dear Mr. Jacobs:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Karl Hiller
         Branch Chief